March 14, 2006

Mail Stop 4561

Linda Bryson
President
Triad Industries, Inc.
122 East Grand Avenue
Escondido, CA 92025

Re: Triad Industries, Inc.
**   Form 10-KSB/A for the Fiscal Year ended December 31, 2004**
**   Forms 10-QSB/A for Fiscal Quarters ended March 31, 2005 and June 30, 2005**
**   Form 10-QSB/A for the Fiscal Quarter ended September 30, 2005**
**   File No. 000-28581**

Dear Ms. Bryson:

        We have completed our review of your Form 10-KSB/A and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Kristi Beshears
                                        Staff Accountant